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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)
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                     DISCOVERY PARTNERS INTERNATIONAL, INC.
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                   254675 10 1
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                                 (CUSIP Number)

                             William B. Sawch, Esq.
                    Senior Vice President and General Counsel
                               Applera Corporation
                                  301 Merritt 7
                         Norwalk, Connecticut 06851-1070
                                 (203) 840-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 11, 2004
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             (Date of Events Which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]


                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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CUSIP NO.:  254675 10 1    SCHEDULE 13D

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Axys Pharmaceuticals, Inc.
     22-2969941

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) | |
                                                                         (b) | |

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
                                                                             | |

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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                             7        SOLE VOTING POWER

NUMBER OF                                                   200,000*
SHARES                                ------------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY
EACH                                                           0
REPORTING                             ------------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER

                                                            200,000*
                                      ------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                                               0
                                      ------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 | |
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO

     * Consists of 200,000 shares issuable upon exercise of a currently exercisable warrant.


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CUSIP NO.:  254675 10 1    SCHEDULE 13D

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Applera Corporation
     06-1534213

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) | |
                                                                        (b) | |

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     Not applicable
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
                                                                            | |
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                       7        SOLE VOTING POWER

NUMBER OF                                                0
SHARES                          ------------------------------------------------
BENEFICIALLY           8        SHARED VOTING POWER
OWNED BY
EACH                                                     0
REPORTING                       ------------------------------------------------
PERSON                 9        SOLE DISPOSITIVE POWER

                                                         0
                                ------------------------------------------------
                       10       SHARED DISPOSITIVE POWER

                                                         0
                                ------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Beneficial ownership of all shares disclaimed by Applera Corporation

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        | |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not applicable (see 11 above)
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14   TYPE OF REPORTING PERSON

     CO


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         This Amendment No. 1 to Schedule 13D is filed by Axys Pharmaceuticals,
Inc., a Delaware corporation ("Axys"), and Applera Corporation, a Delaware corporation ("Applera"), pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, and relates to the common stock, par value $0.001 per share (the "Common Stock"), of Discovery Partners International, Inc., a Delaware corporation. This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D, as filed with the Securities and Exchange Commission (the "Commission") on February 13, 2003 (the "Original Filing"), and is being filed to report that the reporting persons have ceased to beneficially own more than 5% of the Common Stock. Capitalized terms not otherwise defined in this Amendment No. 1 to Schedule 13D have the meanings given to them in the Original Filing.

Item 3:  Source and Amount of Funds and Other Consideration.

         In November 2002, Axys deposited with the trustee under the Indenture government obligations to serve as collateral for the Notes. These obligations were pledged in exchange for a release of the shares of Common Stock that previously were pledged as collateral to secure the Notes under the Indenture. The shares, which were released in February 2003, were included in the shares of Common Stock that were sold as described in Items 4 and 5 below.

Item 4:  Purpose of Transaction.

         On May 5, 2004, the Issuer and Axys entered into an underwriting agreement (the "Underwriting Agreement") with SG Cowen & Co. LLC, Merriman Curhan Ford & Co. and Roth Capital Partners, LLC, as representatives of the underwriters (the "Underwriters") named in Schedule A to the Underwriting Agreement. Pursuant to the Underwriting Agreement, and under a registration statement of the Issuer on Form S-3 (File No. 333-113488) and amendment thereto filed with the Commission, on May 11, 2004 Axys sold to the Underwriters an aggregate of 7,222,000 shares of Common Stock at a price of $5.00 per share less underwriting discounts and commissions totaling $0.30 per share, or a net price of $4.70 per share (the "Sale").

         Except as set forth in this Item 4, neither of the reporting persons has any current plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5:  Interest in Securities of the Issuer.

         On May 11, 2004, Axys sold 7,222,000 shares of Common Stock pursuant to the Sale described above in Item 4. As a result of the Sale, effective as of May 11, 2004, the reporting persons ceased to be the beneficial owner of more than 5% of the Common Stock. As of the date hereof, Axys beneficially owns 200,000 shares of Common Stock, representing approximately 0.8% of the outstanding shares of Common Stock, consisting of 200,000 shares of Common Stock underlying the Warrant, which is currently exercisable.

         Upon exercise of the Warrant, Axys would have sole power to vote and dispose of these shares of Common Stock. Axys has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by it. Axys is a wholly-owned subsidiary of Applera and, as such, Applera may be deemed to be the beneficial owner of any shares of Common Stock beneficially owned by Axys. Applera disclaims beneficial ownership of all such shares of Common Stock owned by Axys.


                                     4 of 6
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         The percentage set forth in this Item 5 is calculated based on
24,658,496 total shares of Common Stock outstanding as of May 5, 2004, as reported by the Issuer.

         Other than as set forth in this Schedule 13D, to the knowledge of the reporting persons as of the date hereof, no executive officers or directors of the reporting persons have legal or beneficial ownership of any shares of Common Stock and there have been no transactions in the shares of Common Stock effected during the past 60 days by the reporting persons nor, to the knowledge of the reporting persons, by any executive officers or directors of the reporting persons, except as disclosed in this Schedule 13D.

         No persons other than the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The responses to Items 4 and 5 of this Schedule 13D are incorporated herein by reference.

Item 7:  Material to Be Filed as Exhibits.

         Exhibit       Description

         1 Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-113488) as filed by the Issuer on May 4, 2004.



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                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 19, 2004


                        AXYS PHARMACEUTICALS, INC.



                        By:  /s/ Vikram Jog
                             ---------------------------------------------------
                              Name: Vikram Jog
                              Title: Vice President and Chief Financial Officer


                        APPLERA CORPORATION



                        By:  /s/ Vikram Jog
                             ---------------------------------------------------
                              Name: Vikram Jog
                              Title: Vice President




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